Exhibit 99.A
EL PASO PRODUCTION COMPANY
Estimated
Future Reserves
Attributable to Certain
Leasehold and Royalty Interests
SEC Parameters
As of
December 31, 2009
/s/ Jeffrey D. Wilson

Jeffrey D. Wilson, P.E.
Senior Vice President
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580
[SEAL]
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5218	FAX (713) 651-0849 TELEPHONE (713) 651-9191
January 19, 2010
El Paso Production Company
El Paso Tower
1001 Louisiana
Houston, TX 77002
Gentlemen:
     At the request of El Paso Production Company (El Paso), Ryder Scott Company (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as prepared by El Paso’s engineering and geological staff based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).
     The reserves audit conducted by Ryder Scott was completed on January 18, 2010. This third party letter report presents the results of our reserves audit based on the guidelines set forth under Section 229.1202(a)(7) and (8) of the SEC regulations. The estimated reserves shown herein represent El Paso’s estimated net reserves attributable to the leasehold and royalty interests in certain properties owned by El Paso and the portion of those reserves reviewed by Ryder Scott, as of December 31, 2009.
     The properties reviewed by Ryder Scott incorporate El Paso reserve determinations of certain working and royalty interests located in the states of Alabama, Colorado, Louisiana, New Mexico, Oklahoma, Texas, Utah and Wyoming, in the federal waters offshore Louisiana and Texas and in offshore Brazil. Additionally, Ryder Scott reviewed El Paso reserve determinations of the company’s equity interest in Four Star Oil & Gas, comprised of certain properties located in the states of Alabama, Colorado, New Mexico and Texas. These equity interests are presented separately.
     The proved net reserves attributable to the working and royalty interest properties that we reviewed account for 87 percent of the total proved equivalent cubic foot, MMCFE, basis based on estimates prepared by El Paso as of December 31, 2009. The properties that we reviewed represent 90 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by El Paso as of December 31, 2009.
     The proved net reserves attributable to the equity interest in Four Star Oil & Gas that we reviewed account for 83 percent of the total proved equivalent cubic foot, MMCFE, basis based on estimates prepared by El Paso as of December 31, 2009. The properties that we reviewed represent 85 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by El Paso as of December 31, 2009.
     As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”
1200, 530 8TH AVENUE, S.W.CALGARY, ALBERTA T2P 3S8 TEL (403) 262-2799 FAX (403) 262-2790
621 17TH STREET, SUITE 1550DENVER, COLORADO 80293-1501TEL (303) 623-9147 FAX (303) 623-4258

El Paso Company
January 19, 2010

     Based on our review, including the data, technical processes and interpretations presented by El Paso, it is our opinion that the overall procedures and methodologies utilized by El Paso in determining the proved reserves comply with the current SEC regulations and the overall proved reserves for the reviewed properties as estimated by El Paso are, in the aggregate, reasonable within the established audit tolerance guidelines set forth in the SPE auditing standards.
     The estimated reserves presented in this report are related to hydrocarbon prices. El Paso has informed us that in the preparation of their reserve and income projections, as of December 31, 2009, they used average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The net reserves as estimated by El Paso attributable to El Paso’s interest in properties that we reviewed and the reserves of properties that we did not review are summarized as follows:
SEC PARAMETERS
Estimated Net Reserves
Attributable to Certain Working and Royalty Interest Properties of
El Paso Production Company
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties
Audited by Ryder Scott
Oil/Condensate — Barrels	16,010,841	7,462,983	34,575,552	58,049,376
Plant Products — Barrels	61,059	99,362	—	160,421
Gas — MMCF	1,043,511	218,077	597,498	1,859,086

Total Gas Equivalents — MMCFE*	1,139,942	263,451	804,951	2,208,344

Net Reserves of Properties
Not Audited by Ryder Scott
Oil/Condensate — Barrels	4,222,379	2,103,892	669,403	6,995,674
Plant Products — Barrels	3,041	140,178	—	143,219
Gas — MMCF	191,533	79,214	26,744	297,491

Total Gas Equivalents — MMCFE*	216,886	92,678	30,760	340,324

Total Net Reserves
Oil/Condensate — Barrels	20,233,220	9,566,875	35,244,955	65,045,050
Plant Products — Barrels	64,100	239,540	—	303,640
Gas — MMCF	1,235,044	297,291	624,242	2,156,577

Total Gas Equivalents — MMCFE*	1,356,828	356,129	835,712	2,548,669

*	1 bbl liquid = 6 MCF gas equivalents
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Company
January 19, 2010

SEC PARAMETERS
Estimated Net Remaining Reserves
Attributable to the Equity Interest of
El Paso Production Company in Four Star Oil & Gas
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties
Audited by Ryder Scott
Oil/Condensate — Barrels	1,584,063	—	47,209	1,631,272
Plant Products — Barrels	3,872,722	—	896,546	4,769,268
Gas — MMCF	110,716	—	17,523	128,239

Total Gas Equivalents — MMCFE*	143,457	—	23,186	166,643

Net Reserves of Properties
Not Audited by Ryder Scott
Oil/Condensate — Barrels	275,728	—	10	275,738
Plant Products — Barrels	402,293	20,184	72,350	494,827
Gas — MMCF	21,926	2,603	5,255	29,784

Total Gas Equivalents — MMCFE*	25,994	2,724	5,689	34,407

Total Net Reserves
Oil/Condensate — Barrels	1,859,791	—	47,219	1,907,010
Plant Products — Barrels	4,275,015	20,184	968,896	5,264,095
Gas — MMCF	132,642	2,603	22,778	158,023

Total Gas Equivalents — MMCFE*	169,451	2,724	28,875	201,050

*	1 bbl liquid = 6 MCF gas equivalents
     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an as-sold basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.
Reserves Included in This Report
     In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.
     Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, could be more or less than the estimated amounts.
     An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Company
January 19, 2010

Audit Data, Methodology, Procedure and Assumptions
     The reserves for the properties that we reviewed were estimated by performance methods or the volumetric method. In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through December 2009 in those cases where such data were considered to be definitive. In certain cases, producing reserves were estimated by the volumetric method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. Reserves attributable to non-producing and undeveloped reserves included herein were estimated by the volumetric method, which utilized all pertinent well and seismic data available through December 2009.
     Of the audited working interest and royalty volumes, less than 12% of the reserves were estimated with volumetrics alone. An additional 38% of the audited reserves were estimated using volumetrics in combination with performance. Over 88% of the audited reserves were based in whole or in part on performance. Simulation models were used in part to estimate 16% of the audited reserves. Coal bed methane wells account for 37% of the audited reserves. Horizontal wells account for less than 10% of the audited reserves.
     The volumes associated with Four Star Oil & Gas are entirely based on performance estimates.
     To estimate economically recoverable oil and gas reserves, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. El Paso has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of El Paso’s forecast of future production and income, we have relied upon data furnished by El Paso with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by El Paso.
     As previously stated, the hydrocarbon prices used by El Paso are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.
     The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in El Paso’s individual property evaluations.
     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Company
January 19, 2010

     Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed. The gas volumes included herein do not attribute gas consumed in operations as reserves.
     Operating costs used by El Paso are based on the operating expense reports of El Paso and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. Other operating costs include deductions for transportation and processing fees, where applicable. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.
     Development costs used by El Paso are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by El Paso were accepted without independent verification.
     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. El Paso has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. All of the audited undeveloped reserves are scheduled to be drilled within five years from the as of date of this report.
     Current costs used by El Paso were held constant throughout the life of the properties.
     El Paso’s forecasts of future production rates are based on historical performance from wells now on production or estimated initial production rates based on test data and other related information for those wells or locations that are not currently producing. Forecasts of future production rates may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in the forecasts prepared by El Paso.
     The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in the different countries may be subject to significantly varying contractual fiscal terms that affect the net revenue to El Paso for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with El Paso the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information nor our acceptance of El Paso’s representations regarding such contractual information should be construed as a legal opinion on this matter.
     Ryder Scott did not evaluate country and geopolitical risks in the countries where El Paso operates or has interests. El Paso’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Company
January 19, 2010

     The estimates of reserves presented herein were based upon a detailed study of the properties in which El Paso owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
     Certain technical personnel of El Paso are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.
     The data described herein were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
Audit Opinion
     In our opinion, El Paso’s estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties.
     The overall proved reserves for the reviewed properties as estimated by El Paso are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.
Other Properties
     Other properties, as used herein, are those properties of El Paso that we did not review. The proved net reserves attributable to the other working and royalty interest properties account for 13 percent of the total proved equivalent cubic foot, MMCFE, basis based on estimates prepared by El Paso as of December 31, 2009. The other properties represent 10 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by El Paso as of December 31, 2009.
     The proved net reserves attributable to the other equity interest in Four Star Oil & Gas that we did not review account for 17 percent of the total proved equivalent cubic foot, MMCFE, basis based on estimates prepared by El Paso as of December 31, 2009. The other properties represent 15 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by El Paso as of December 31, 2009.
     The same technical personnel of El Paso were responsible for the preparation of the reserve estimates for the properties that we reviewed as well as for the properties not reviewed by Ryder Scott.
Standards of Independence and Professional Qualification
     Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Company
January 19, 2010

number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.
     Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.
     Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.
     We are independent petroleum engineers with respect to El Paso. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserves information discussed in this report, are included as an attachment to this letter.
Terms of Usage
     This report was prepared for the exclusive use of El Paso Production Company and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580
/s/ Jeffrey D. Wilson

Jeffrey D. Wilson, P.E. TBPE License No. 86426 Senior Vice President [SEAL]

/sm
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Engineer
The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Jeffrey D. Wilson was the primary technical person responsible for the estimate of the reserves presented herein.
Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1998, is a Senior Vice President and also serves as a member of the Board of Directors responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Exxon. For more information regarding Mr. Wilson’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.
Mr. Wilson earned a Bachelor of Science degree in Mechanical Engineering from the University of Houston in 1991, graduating with Magna Cum Laude honors, and is a registered Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers.
As part of his 2009 continuing education hours, Mr. Wilson attended an internally presented 13 hours of formalized training as well as a day long public forum, and/or various professional society presentations specifically on the new SEC regulations relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Wilson attended an additional 7 hours of formalized in-house training as well as 12 hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants. Mr. Wilson also taught a 12 hour class on advanced economic modeling techniques and production sharing contract modeling using PHDWin.
Based on his educational background, professional training and more than 18 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
PREAMBLE
          On January 14, 2009, the United States Securities and Exchange Commission (“the Commission”) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC Regulations”. The SEC Regulations take effect with all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a) for the complete definitions, as the following definitions, descriptions and explanations rely wholly or in part on excerpts from the original document (direct passages excerpted from the aforementioned SEC document are denoted in italics herein).
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward under defined conditions. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC Regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the Commission. The SEC Regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the Commission unless such information is required to be disclosed in the document by foreign or state law as noted in §229.102 (5).
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (26) defines reserves as follows:
Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (22) defines proved oil and gas reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

RESERVES DEFINITIONS

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
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RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
and
PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE),
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
          Reserves status categories define the development and producing status of wells and reservoirs.
DEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (6) defines developed oil and gas reserves as follows:
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Developed Producing (SPE-PRMS Definitions)
          While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.
Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.
Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES

Shut-In
Shut-in Reserves are expected to be recovered from:
(1)	completion intervals which are open at the time of the estimate but which have not yet started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.
Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.
     In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
UNDEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (31) defines undeveloped oil and gas reserves as follows:
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS